SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNION DRILLING, INC.
(Name of Subject Company)

UNION DRILLING, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

90653P105
(CUSIP Number of Class of Securities)

David Goldberg
Senior Vice President, General Counsel
and Corporate Secretary
4055 International Plaza, Suite 610
Fort Worth, Texas 76109
(817) 735-8793
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. Bick
William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”), on October 5, 2012. The Statement relates to the tender offer by Fastball Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sidewinder Drilling Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 5, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.         ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by:

Deleting the paragraph under “Additional Information-Litigation” on page 37 of the Statement and inserting in its place the following:

“On October 3, 2012, Van Hall, a purported stockholder of the Company, filed a putative class action petition in the District Court of Tarrant County, Texas against the individual members of the Board, the Company, Parent, and Purchaser challenging the proposed transaction (the “Hall Action”).  The Hall Action  is captioned Hall v. Union Drilling, Inc., Cause No. 342-262036-12 in the 342nd Judicial District Court of Tarrant County, Texas.  On October 9, 2012, plaintiff Hall filed a first amended class action petition, which generally alleges, among other things, that the individual members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent, and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the amended petition alleges that the proposed transaction undervalues the Company, that the process leading up to the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The amended petition also alleges that the Schedule 14D-9 filed by the Company on October 5, 2012 omits certain material information.  The amended petition generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed transaction and other forms of equitable relief.  On October 11, 2012, the District Court of Tarrant County entered a Stipulated Scheduling Order, as agreed by the parties, providing for expedited discovery and briefing on plaintiff Hall's anticipated motion to preliminarily enjoin the proposed transaction, and scheduling a hearing on that motion for October 29, 2012.

On October 12, 2012, Mukesh and Shilpa Patel, purported stockholders of the Company, filed a putative class action petition in the District Court of Tarrant County, Texas against the individual members of the Board, the Company, Parent, and Purchaser challenging the proposed transaction (the “Patel Action”). The Patel Action is captioned Patel v. Union Drilling, Inc., Cause No. 067-262208-12 in the 67th Judicial District Court of Tarrant County, Texas.  The petition filed in the Patel Action is substantively identical to the amended petition filed in the Hall Action. The parties to the Patel Action and the Hall Action have agreed to file a motion to transfer the Patel Action to the 342nd Judicial District Court of Tarrant County, Texas and consolidate it with the Hall Action.

The defendants believe that these actions are meritless and intend to defend them vigorously. The summary and description are qualified in their entirety by reference to the first amended class action petition filed in the Hall Action and the class action petition filed in the Patel Action, which have been filed as Exhibits (a)(12) and (a)(13) to this Statement, respectively, and are incorporated herein by reference.”

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ITEM 9.        EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description
(a)(12)	Amended Class Action Petition, dated October 9, 2012 (Hall v. Union Drilling, Inc. et al).
(a)(13)	Class Action Petition, dated October 12, 2012 (Patel v. Union Drilling, Inc. et al).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.

By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated:	October 16, 2012